SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: December 12, 2002

MANATRON, INC.

(Exact name of registrant as
specified in its charter)

Commission File Number: 0-15264

Michigan	**38-1983228**
(State or other jurisdiction of incorporation)	(IRS Employer Identification no.)

510 E. Milham Avenue	
Portage, Michigan	**49002**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number,
including area code: **(616) 567-2900**

Item 7.   Financial Statements, Pro Forma Financial Information, and Exhibits.

    (c)   Exhibits:

            99.1   Manatron, Inc. Press Release dated December 12, 2002.

Item 9.   Regulation FD Disclosure.

        On December 12, 2002, Manatron, Inc. issued the press release attached as Exhibit 99.1 to this Form 8-K.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 12, 2002   MANATRON, INC.
                                            (Registrant)

                                            By:
                                                _____
                                                Paul R. Sylvester
                                                President, Chief Executive Officer and
                                                Director

EXHIBIT INDEX

Exhibit Number   Document

99.1   Manatron, Inc. Press Release dated December 12, 2002.



Manatron Announces Fiscal 2003 Second Quarter Results

FOR IMMEDIATE RELEASE

CONTACT:

Paul Sylvester, President and CEO   or   Matthew Hayden, President

Manatron, Inc. (616) 567-2900   Hayden Communications, Inc. (843) 272-4653

paul.sylvester@manatron.com   matt@haydenir.com

- ➢ **QUARTERLY NET INCOME INCREASED TO $269,636 FROM $10,355**

- ➢ **NET INCOME FOR SIX MONTHS INCREASED TO $541,700 FROM $38,095**

- ➢ **DEBT-FREE BALANCE SHEET WITH $8,020,289 IN CASH/EQUIVALENTS**

KALAMAZOO, MI--(BUSINESS WIRE)—December 12, 2002—Manatron, Inc. (NASDAQ:MANA) a leading provider of web-based and client/server application software products and services for county, city and township governments today announced its results for the second quarter of fiscal 2003, which ended on October 31, 2002.

Net revenues for the second quarter of fiscal 2003 were $9,698,714 versus $10,194,901 for the second quarter of fiscal 2002. Software Systems and Services segment revenues increased 5% from $7,704,863 to $8,050,188 for the quarter ended October 31, 2002, compared to the prior year quarter. This increase was offset by the anticipated cyclical decline in the Company's Appraisal Services business. Net income for the three months ended October 31, 2002, increased substantially to $269,636 from $10,355 for the comparable prior year period. Further, earnings per share for the second quarter increased to $.07 per diluted share from $.00 per diluted share in fiscal 2002. EBITDA also rose to $793,332 during the quarter from $632,342 in the prior year period, representing a 25% increase.

Revenues for the six months ended October 31, 2002, were $19,196,251 versus $19,574,431 for the comparable prior year period. Software Systems and Services segment revenues increased 13% from $14,039,146 to $15,840,898 for the six months ended October 31, 2002, compared to the first six months of fiscal 2002. Net income for the first half of fiscal 2003 increased substantially to $541,700, or $.14 per diluted share, versus $38,095, or $.01 per share, for the same period in fiscal 2002. EBITDA also rose for the six month period to $1,564,846 versus $1,221,552 in the prior year, representing a 28% increase.

Cost of revenues decreased $979,895, or 15%, for the quarter ended October 31, 2002, and $1,410,650, or 11%, for the first six months of fiscal 2003, when compared to the corresponding prior year periods. As a result, gross margins for both the current three and six month periods improved nearly 7% to approximately 43%, which was primarily due to a shift in the percentage of revenues generated from the Company's Software Systems and Services segment.

The gross margin improvements had a positive effect on operating income, which increased to $358,371 for the second quarter and $728,218 for the first six months of fiscal 2003. In addition, the effect of discontinuing the amortization of goodwill in connection with the adoption of SFAS No. 142 benefited the current quarter net income by approximately $147,000 or $.04 per diluted share and net income for the six months ended October 31, 2002, by $294,000 or $.08 per diluted share.

On October 10, 2002, the Company's Board of Directors authorized management to repurchase up to $500,000 of the Company's common stock over the next twelve months. The Company initiated this buyback program as it believes the stock is undervalued at its current price and feels the buyback would be a prudent use of resources given its current cash position. The Company repurchased 9,200 shares of common stock totaling approximately $39,000 under a similar, but smaller program in the previous twelve months.

Manatron President and CEO Paul Sylvester stated, "We are pleased with the positive results for our three and six month periods ending October 31, 2002. Our Software Systems and Services segment revenues continued to increase as a percentage of our overall revenue base, which allowed us to increase our gross margins, profitability and cash flow, despite the modest decrease in our overall revenues. The improvement in these revenues is due primarily to the continued execution of a number of new MVP Tax and ProVal contracts in Indiana and the Southeast region during the first six months of fiscal 2003, as well as continued progress on our larger MVP Tax projects in Cuyahoga County, Ohio, Dauphin County, Pennsylvania and Jefferson County, Alabama. Secondly, our recurring support and maintenance fees now represent approximately 50% of this segment's annual revenue because of new software installations and price increases. We are optimistic that our Appraisal Services segment (Sabre) revenues will begin to increase again in fiscal 2004. Regardless of its cyclicality, this business has been a good conduit for additional software business."

"We will also continue to commit the necessary resources to remain competitive, including reinvesting in our future. We are exploring ways to increase our sales and marketing efforts and improve customer service during this tough economic climate. Furthermore, research and development expenses included in SG&A for the six months ended October 31, 2002, were approximately $2.9 million for the six months ended October 31, 2002, or about $500,000 more than last year. In addition, we have capitalized approximately $707,000 of development costs in the first six months, which is $200,000 higher than the prior year."

"The Company's financial condition and balance sheet have continued to improve. We ended the quarter with approximately $8 million in cash and equivalents, which is an increase of nearly $2.4 million since the beginning of our fiscal year. In addition, our working capital has increased by almost $600,000, book value is $3.28 per diluted share, and this is our fifth consecutive quarter with no bank borrowings outstanding. We remain committed to our growth strategy, which should generate even more value to Manatron in the months and years ahead," Mr. Sylvester went on to say.

<u>About Manatron, Inc.</u>

Manatron, Inc. designs, develops, markets and supports a family of web-based and client/server application software products for county, city and township governments. Manatron's products support the back-office processes for these government agencies and also facilitate the "Virtual Courthouse" by providing Internet access to information for industry professionals and the public or by processing transactions over the Internet such as the payment of property taxes. Manatron provides mass appraisal services, through its Sabre Appraisal Division, assessing residential, commercial and other types of properties to ensure updated and equitable property valuations. Manatron currently operates out of regional offices in Michigan, Illinois, Indiana, Ohio, Pennsylvania, Florida, and North Carolina and serves approximately 1,600 customers in 31 states and three Canadian provinces. Information about Manatron, Inc. is available at the Company's site on the World Wide Web at http://www.manatron.com.

<u>Safe Harbor Statement</u>: The information provided in this news release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the rate of growth of the local government market, increased competition in the industry, delays in developing and commercializing new products, adequacy of financing and other factors described in the Company's most recent annual report on Form 10-K filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.

-- Tables Follow --

MANATRON, INC. AND SUBSIDIARY

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

	Three Months Ended October 31,		Six Months Ended October 31,	
	2002	2001	2002	2001
Net Revenues	$ 9,698,714	$ 10,194,901	$ 19,196,251	$ 19,574,431
Cost of Revenues	5,533,017	6,512,912	11,069,835	12,480,485
Gross Profit	4,165,697	3,681,989	8,126,416	7,093,946
Selling, General & Admin. Expenses	3,807,326	3,599,328	7,398,198	6,965,478
Operating Income	358,371	82,661	728,218	128,468
Other Income	46,265	5,694	88,482	2,627
Pretax Income	404,636	88,355	816,700	131,095
Federal Income Tax Expense	135,000	78,000	275,000	93,000
Net Income	$ 269,636	$ 10,355	$ 541,700	$ 38,095
Basic Earnings Per Share	$ 0.07	$ 0.00	$ 0.14	$ 0.01
Diluted Earnings Per Share	$ 0.07	$ 0.00	$ 0.14	$ 0.01
Basic Weighted Average Shares	3,835,517	3,603,318	3,794,106	3,579,826
Diluted Weighted Average Shares	3,952,726	3,691,864	3,911,989	3,694,355

BALANCE SHEET HIGHLIGHTS
As of October 31, 2002

Current Assets	$20,332,414	Current Liabilities	$15,465,054
Net Property & Equipment	2,492,151	Deferred Income Taxes	--
Other Assets	5,812,745	Shareholders' Equity	13,172,256
Total Assets	$28,637,310	Total Liabilities and Equity	$28,637,310

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